                                        Michael E. Storck
                                        Partner
                                        mstorck@lippes.com

November 5, 2007

VIA EDGAR
Mr. David Edgar, Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Copernic Inc.
     Form 6-K filed March 7, 2006
     File No. 000-171164

Dear David:

We represent Copernic Inc. in connection with responding to your Comment Letter dated October 31, 2007.

This will confirm our conversation this morning in which you consented to a ten (10) business day extension of time to respond to the above-referenced Comment Letter.

As we discussed, Copernic Inc. has requested this extension so that it may complete the process of announcing its financial results and filing of its interim financial report with the Ontario Securities Commission and the United States Securities and Exchange Commission.

We appreciate your consideration in this matter.

Best regards,

Lippes Mathias Wexler Friedman LLP

/s/ Michael E. Storck
Michael E. Storck

Cc: Mark Kronforst, Accounting Branch Chief

665 Main Street, Suite 300 ● Buffalo, New York 14203-1425 ● ph 716.853.5100 ● fx 716.853-5199 ● www.lippes.com